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SEC Mail Process Section
FEB 22 2021
Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swartwood Hesse, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 East 44th, 6th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 623-533-4407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman, Goldberg & Hymowitz, LLP
(Name – *if individual, state last, first, middle name*)

595 Stewart Ave., Suite 420	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Seth Moskowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swartwood Hesse, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC
Mail Processing
Section
FEB 22 2021
Washington DC
416

Signature

Chief Executive Officer
Title

Kevin Richardson
Notary Public

KEVIN A RICHARDSON
Notary Public – State of New York
NO. 01RI6368709
Qualified in Kings County
My Commission Expires Dec 18, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Swartwood Hesse, Inc.

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2020

Swartwood Hesse, Inc.
Index
December 31, 2020

	Page
Report of Independent Registered Public Accounting Firm	
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 10
Supplementary Information:	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under SEC Rule 15c3-3 (Exemption)	13
Report of Independent Registered Public Accounting Firm on Exemption Report Required by SEC Rule 15c3-3	14
Client Exemption Report Required by SEC Rule 15c3-3	15

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Swartwood Hesse, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Swartwood Hesse, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Swartwood Hesse, Inc.'s management. Our responsibility is to express an opinion on Swartwood Hesse, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Swartwood Hesse, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 12 through 13 has been subjected to audit procedures performed in conjunction with the audit of Swartwood Hesse, Inc.'s financial statements. The supplemental information is the responsibility of Swartwood Hesse, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 11 through 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

We have served as Swartwood Hesse, Inc.'s auditor since 1997.

Garden City, New York

February 16, 2021

Swartwood Hesse, Inc.
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	12,243
Commissions receivable		1,386
Prepaid expenses		2,377
TOTAL ASSETS	**$**	**16,006**
LIABILITIES & STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	4,000
Total Liabilities		**4,000**
Stockholders' Equity		
Common stock - $.01 par value; voting; 100,000 shares authorized; 43,624 shares issued and outstanding		436
Additional paid-in capital		948,107
Accumulated deficit		(936,537)
Total stockholders' equity		**12,006**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$**	**16,006**

The accompanying notes are an integral part of these financial statements.

Swartwood Hesse, Inc.
Statement of Operations
For the Year Ended December 31, 2020

Revenues:		
Commission income	$	7,771
Expenses:		
Consulting		33,875
Professional fees		4,430
Regulatory expenses		3,689
Telephone and internet		636
Rent		4,668
Other operating expenses		5,206
Total expenses		52,504
Net loss	$	(44,733)

The accompanying notes are an integral part of these financial statements.

Swartwood Hesse, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

Balance	Shares	$.01 par value Common Stock	Additional Paid-in Capital	Accumlated Deficit	Total
January 1, 2020	43,624	$ 436	$ 904,266	$ (891,804)	$ 12,898
Net loss	-	-	-	(44,733)	(44,733)
Non-cash contributions	-	-	43,841	-	43,841
Balance - December 31, 2020	43,624	$ 436	$ 948,107	$ (936,537)	$ 12,006

The accompanying notes are an integral part of these financial statements.

Swartwood Hesse, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Operating activities:	
Net loss	$ (44,733)
Adjustments to reconcile net loss to cash (used in) operating activities:	
Non-cash expenses allocated by affiliate	43,841
Increase in commissions receivable	(40)
Increase in accounts payable and accrued expenses	50
Net cash (used in) operating activities	(882)
Decrease in cash	(882)
Cash, beginning of year	13,125
Cash, end of year	$ 12,243

The accompanying notes are an integral part of these financial statements.

Swartwood Hesse, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2020

1. Organization

Swartwood Hesse, Inc. ("Company") was incorporated in the State of New York on January 1, 1981. The Company is engaged in securities trading and investment banking.

The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

On or about January 12, 2016, HCFP LLC purchased 24.9% of the common stock of the Company. On June 26, 2018 HCFP LLC purchased the remaining 75.1% of the shares of the Company and then transferred all outstanding shares of the Company to its indirect wholly-owned subsidiary SH BD Holdings LLC who became the sole stockholder of the Company.

2. Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocated the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company derives commission revenue from 12b-1 fees. The Company generates trailing commission revenue based on a percentage of the current market value of holdings in trail-eligible assets, and is recognized over the period during which services, such as support are performed. As trailing commission revenue is based on the market value of investment holdings, this variable consideration is constrained until the market value is determinable. The contractual rate is applied to either the monthly or quarterly value of the holdings. Revenue is accrued on a monthly basis as services are provided.

Fair Value of Financial Instruments:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure the value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The table below shows the Company's fair value hierarchy at December 31, 2020:

	Level 1
Cash	$12,243

The Company does not have any other financial assets or liabilities that are measured at fair value.

3. **Equipment**

Equipment consists of the following:

		Useful Lives
Equipment	$2,374	3 years
Less: Accumulated depreciation	2,374	
	$ 0	

4. **Related-Party Transactions**

The Company entered into an expense sharing agreement with the Parent on July 1, 2018 to provide services including but not limited to office, insurance and technology. For the year ended December 31, 2020 the Parent incurred expenses of $43,841 on behalf of the Company. Such expenses are included in consulting, rent and telephone and internet in the statement of operations. In lieu of reimbursement of these expenses, the Company recorded these transactions as non-cash capital contributions.

5. **Income Taxes**

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, **Income Taxes.** Under that guidance the Company assesses the likelihood, based on their technical merit, the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an even occurs that requires a change. The years open for tax examination are 2017 and subsequent.

6. **Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 based on paragraph (k)(2)(i) as it does not maintain customer's accounts and operates on a fully disclosed basis.

Swartwood Hesse, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2020

7. **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2020, the Company had a net capital of $8,243 which was $3,243 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .49 to 1.

8. **Commitments and Contingencies**

As of December 31, 2020 the Company had no commitments or contingencies that required disclosure.

9. **Other Uncertainties**

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus, or COVID-19, as a global pandemic, which continues to spread throughout the United States and around the world. The Company is continually monitoring the impact of the global pandemic on our business, especially since the Company conducts its activities in New York City, which, at various times since the onset of the global pandemic, has been severely affected by COVID-19. As a result, the Company has been subject to various requirements to stay at home and self-quarantine, as well as constraints on mobility and travel.

While the Company continues to advance its business, the Company is also continually assessing the impact of the global pandemic on its current and planned activities. There is no certainty as to the length and severity of societal disruption caused by COVID-19. Consequently, the Company does not have sufficient visibility to predict the impact of the global pandemic on its operations and overall business. Further, the business or operations of its strategic partners and other third parties with whom the Company conducts business may also be adversely affected by the global pandemic. The Company continues to closely monitor the impact of the global pandemic on its business and the business of it strategic partners and other third parties with whom the Company conducts business.

If the financial markets and/or the overall economy are negatively impacted for an extended period, the Company's financial performance may be materially adversely affected.

10. Subsequent Events

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 16, 2021, the date the financial statements were available to be issued.

Supplemental Schedules

Schedule I
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2020

Total Member's Equity	$ 12,006
Nonallowable assets	
Other assets	3,763
Total nonallowable assets	3,763
NET CAPITAL	$ 8,243
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 4,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 3,243
Ratio of aggregate indebtedness to net capital	0.49

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X 17A-5 as of December 31, 2020

Swartwood Hesse, Inc.
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2020

The Company operates pursuant to the paragraph (k)(2)(i) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Swartwood Hesse, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Swartwood Hesse, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) ("exemption provision") and (2) Swartwood Hesse, Inc. stated that Swartwood Hesse, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Swartwood Hesse, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Swartwood Hesse, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 16, 2021

Swartwood Hesse Inc. Exemption Report

Swartwood Hesse Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) as of December 31, 2020 and has done so throughout the fiscal year ended December 31, 2020.

Swartwood Hesse Inc.

I, Seth Moskowitz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________.

Title:

February 16, 2021